

Mail Stop 4628

December 12, 2016

Jeremy L. Bergeron
President
CrossAmerica Partners LP
CrossAmerica Finance Corp.
515 West Hamilton Street, Suite 200
Allentown, PA 18101

> **Re:** **CrossAmerica Partners LP**
> **CrossAmerica Finance Corp.**
> **Registration Statement on Form S-3**
> **Filed November 18, 2016**
> **File No. 333-214713**
> **333-214713-16**

Dear Mr. Bergeron:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please ensure that counsel eliminates overly broad assumptions in the opinion letter you file in response to this comment. For example, assumption (v) in the second paragraph on page 2 that "each person signing any document reviewed by us in a representative capacity had authority to sign in such capacity" is overly broad, insofar as the Partnership, Finance Corp. and the Delaware Guarantors may provide counsel with corresponding representations in that regard with regard to counsel's Delaware opinions. To the extent it acted as counsel to the other guarantors as well (as the opening paragraph of the opinion letter suggests), then counsel also should obtain representations from those entities and eliminate the corresponding assumptions. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14,

2011), available at https://www.sec.gov/interps/legal/cfslb19.htm, which we refer to as "SLB 19."

2. Assumption (xi) in the same paragraph that "each of the Company, Finance Corp. and the Delaware Guarantors is duly incorporated and is validly existing and in good standing under the laws of the State of Delaware" assumes away relevant issues underlying the opinion. See SLB 19 at Sections II.B.1.a. and e. Also, the assumption that the referenced entities in assumption (xiii) are validly existing and in good standing "under the laws of the State of Virginia" appears incomplete. Please ask counsel to provide a revised opinion.

3. Section II.B.1.e. of SLB 19 provides that, in addition to opining on the law of the jurisdiction governing the instrument pursuant to which the guarantee is issued, "counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion." Therefore, counsel's statement that it expresses "no opinion other than as to the federal laws of the United States of America, the internal laws of the State of New York, DRULPA, the Delaware Limited Liability Company Act, and the Delaware General Corporation Law" would result in the required binding obligation opinion not covering the guarantors which are not the subject of separately filed binding obligation opinions. Please obtain and file an appropriately revised opinion or opinions, insofar as there currently are no binding obligation opinions which cover the guarantees by the Wisconsin or Virginia Guarantors.

4. It is unclear why counsel permits reliance only by CrossAmerica Partners LP and by those "entitled to rely upon it pursuant to the applicable provisions of DRULPA, the Delaware Limited Liability Company Act, [and] the Delaware General Corporation Law." Please ensure that the revised opinion does not limit reliance, insofar as "Purchasers of the securities in the offering are entitled to rely on the opinion." See SLB 19 at Section II.B.3.d.

Exhibit 5.2

5. Please ensure that counsel eliminates overly broad assumptions. For example, assumption (ii) in the first full paragraph on page 3 that "the Guarantors are duly organized, validly existing and in good standing…." is overly broad, insofar as it assumes away relevant issues underlying the opinion concerning the Florida Guarantor. See SLB 19 at Section II.B.3.a. and e. In addition, assumption (vi) in the same paragraph that "each person signing any document in connection with which this opinion letter is rendered in a representative capacity had authority to sign in such capacity" is overly broad, insofar as the Florida Guarantor may provide counsel with corresponding representations in that regard. See SLB 19 at Section II.B.3.a.

6.   Counsel states that its opinion is "limited to the laws that in our experience are generally applicable in transactions of the type contemplated by the Transaction Documents." Similarly, in the opinion filed as Exhibit 5.5, counsel states that it expresses no opinion "as to matters solely because of business activities of such entities which are not applicable to business corporations generally." It is the view of the staff that these statements limit the scope of the respective opinions in a manner which appears to be inconsistent with Sections II.B.3.a, 3.b, and 3.c of SLB 19. Please obtain and file opinions which do not include such limitations, or explain the basis for retaining the referenced language in these circumstances.

7.   It is inappropriate to attempt to limit those who may rely upon the opinion. Ensure that the new opinion that you file as an exhibit includes neither the suggestion that it is issued "solely" for your benefit nor the statement that others may not rely upon it. Please obtain and file an appropriately revised opinion. See SLB 19 at Section II.B.3.d.

Exhibit 5.3

8.   Ensure that counsel revises its opinion so that it provides an opinion that the Virginia Guarantees will be binding obligations of the Virginia Guarantors. See SLB 19 at II.B.1.e.

Exhibit 5.4

9.   Assumption (v) in the second paragraph on page 2 that "each person signing any document reviewed by us in a representative capacity had authority to sign in such capacity" is overly broad insofar as the West Virginia Guarantor may provide counsel with corresponding representations in that regard. See SLB 19 at Section II.B.3.a. Also, the assumption that the referenced entities in assumption (x) are validly existing and in good standing "under the laws of the State of Delaware" appears incomplete. Please ask counsel to provide a revised opinion.

Exhibit 5.5

10.   Ensure that counsel revises its opinion so that it provides an opinion that the Wisconsin Guarantees will be binding obligations of the Wisconsin Guarantors. See SLB 19 at II.B.1.e.

Exhibit 8.1

11.   Counsel states in the penultimate paragraph that "this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law, including purchasers of common units…." The offering involves more than the common units, and disclaimers and other limitations purporting to limit those who may rely on the

opinion are not appropriate. Please obtain and file a new or revised opinion which does not contain any such limitations. See SLB 19 at Section III.D.1.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Gislar Donnenberg, Esq.
        Paul Hastings LLP